Exhibit 999.1

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N E W S R E L E A S E

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Siyata Mobile Provides Regulatory Update

Vancouver, BC – July 9, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, announces that the cease trade order instituted by the British Columbia Securities Commission on April 8, 2021, has been revoked as of Thursday, July 8, 2021. The cease trade order was instituted as a result of the Company failing to file certain financial and annual documents required under Canadian securities laws by the applicable deadline. All such filings have since been made, and as a result the cease trade order is no longer in effect.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn@siyata.net